Bank of America Corporate Center
100 North Tryon Street
Suite 4000
Charlotte, NC 28202-4025
+1 704 339 3100 Main
+1 704 339 3101 Fax
www.dechert.com

FREDERICK H. SHERLEY

frederick.sherley@dechert.com
+1 704 339 3151 Direct
+1 704 339 3101 Fax

March 1, 2010

VIA EDGAR

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Investor Funds (“Registrant”) File Nos. 033-07647 and 811-04782
Post-Effective Amendment No. 118 to the Registration Statement on Form N-1A

Dear Ms. Stirling:

This letter responds to the comments you provided to me in a telephone conversation on February 3, 2010 regarding Post-Effective Amendment No. 118 to the Registrant’s Registration Statement on Form N-1A (“PEA 118”). PEA 118 was initially filed with the Securities and Exchange Commission (“SEC”) on December 16, 2009, to register the HSBC Investor Global Emerging Markets Local Debt Fund (the “Fund”), a new series of the Registrant.

Your comments and the Registrant’s responses are set forth below. Capitalized terms that are not defined in this letter have the meanings given to them in the Registrant’s Registration Statement. The changes described in this letter are reflected in a Post-Effective Amendment that is being filed with the SEC today.

GENERAL

          1. Comment. To the extent that the Fund will be using a summary prospectus, please make sure to use the legend required by Form N-1A on the front page. Some fund families are adding language in addition to that required.

           Response. The Registrant has informed us that the Fund will not be using a summary prospectus. Accordingly, the requested disclosure has not been included.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC
EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Ms. Linda Stirling March 1, 2010 Page 2

PROSPECTUS

           2. Comment. Investment Objective: The investment objective of the Fund is “total return.” If you wish to use this objective, please add “comprised of capital appreciation and income” to the objective. This addition can be in the form of a parenthetical.

           Response. The requested disclosure has been added to the Fund’s Registration Statement. Please see the changes in the Prospectus.

           3. Comment. Fee Table: The investment advisory, support services and management fees are separate items in the fee table. Please combine them into a single caption.

           Response. The separate captions have been removed. The support services fee has, however, been added to the “Other Operating Expenses” caption Please see the changes in the Prospectus.

           4. Comment. Example: In the Example, the sentence relating to imposing sales charges on dividends can be omitted if it is not applicable.

           Response. The requested change has been made to the Fund’s Registration Statement. Please see the changes in the Prospectus.

           5. Comment. Portfolio Turnover: In the paragraph on portfolio turnover, please remove the last sentence, as it is not required by Form N-1A.

           Response. The requested change has been made to the Fund’s Registration Statement. Please see the changes in the Prospectus.

           6. Comment. Principal Investment Strategies:

           (a) In the discussion of the Fund’s principal investment strategies, the first sentence speaks of investment in “fixed income instruments denominated in currencies of countries with emerging securities markets.” Please specify that these are foreign securities (i.e., emerging market issuers). Please also specify the issuers of the securities (e.g., governments, corporations etc.).

           Response. The Registrant has amended the first sentence of the discussion of the Fund’s principal investment strategies to indicate that the Fund invests in instruments issued by foreign governments, government agencies or corporations that are denominated in local currencies of countries with emerging markets. Please see the changes to the Prospectus.

Ms. Linda Stirling March 1, 2010 Page 3

           (b) The Fund has the term “local debt” in its name. Please tie this concept into the Fund’s investment strategy.

           Response. Appropriate changes have been made to the Fund’s Registration Statement. Please see the changes in the Prospectus.

           (c) Please add an explanation of how individual securities are selected for purchase or sale.

           Response. The requested disclosure has been added to the Fund’s Registration Statement. Please see the changes in the Prospectus. Please also see the Response to Comment #12 below. In accordance with Comment #12, the Registrant has included the discussion regarding selection of individual securities that appears on page 2 of the Statement of Additional Information (“SAI”) in the prospectus as well.

          7. Comment. Principal investment risks:

           (a) To the extent that prepayment risk and extension risk are principal investment risks, please tie these concepts into the investment strategy.

           Response. The Registrant has removed these provisions from the Fund’s principal risk section..

           (b) There is disclosure about federal agency securities in the discussion of principal investment risks and on page 11 of the Prospectus. Are these types of instruments appropriate for the Fund?

           Response. The Registrant has determined that federal agency securities are not tied to a principal investment strategy and therefore has deleted the references to federal agency securities.

           8. Comment. Purchasing and Selling Your Shares: The footnotes to the table under the “Purchasing and Selling Your Shares” heading should be deleted.

           Response. The requested deletions have been made to the Fund’s Registration Statement.

           9. Comment. Payments to Broker-Dealers and Other Financial Intermediaries:

          The last sentence under the heading “Payments to Broker-Dealers and Other Financial Intermediaries” should be deleted.

          Response. The requested deletion has been made to the Fund’s Registration Statement.

Ms. Linda Stirling March 1, 2010 Page 4

           10. Comment. Additional Information About the Fund’s Investment Strategies and Risks - Principal Investment Risks:

           (a) To the extent that there is equity securities risk, it needs to be tied back to the investment strategy. For example, the principal investment strategies section should indicate how the equity securities are selected, whether they are securities of emerging market or domestic issuers, the capitalization range, and so on.

           Response. It has been determined that the Fund will not purchase equity securities to any material degree, and the Registrant accordingly has removed this risk disclosure from the investment risks sections in the Prospectus.

           (b) The issuer diversification risk disclosure should have a sentence indicating that the result of less diversification is that a decline in the value of one security will impact the Fund to a greater degree than if the Fund were more broadly diversified.

           Response. The requested disclosure has been added to the Fund’s Registration Statement. Please see the Prospectus.

           (c) There is also disclosure about prepayment, extension and mortgage-backed securities risk, which should be tied to the investment strategy if they are to be kept.

           Response. The Registrant has removed these risk disclosure based on a determination that the Fund will not purchase this sort of security to a material degree. The Registrant has also moved the disclosure relating to short sale risk to the “Additional Risks” section because short sales also are not tied to a principal investment strategy.

           11. Comment. Additional Information About the Fund’s Investment Strategies and Risks - More about Risks and Investment Strategies:

           (a) The term “non-U.S. country” in the second paragraph should be replaced with “emerging market country.”

           Response. The requested change has been made to the Fund’s Registration Statement. Please see the changes to the Prospectus.

           (b) In the third paragraph of the section entitled “More About Risks and Investment Strategies,” the language about Halbis Capital Management (USA) Inc., subadviser to the Fund, having broad discretion to determine what constitutes and emerging market should be amended to specify how emerging markets are identified (e.g., a list of countries as a reference, an index, or some other factor).

Ms. Linda Stirling March 1, 2010 Page 5

           Response. The Registrant has incorporated appropriate amendments into the prospectus. Please see the Fund’s prospectus.

           (c) In the fourth paragraph of the section entitled “More About Risks and Investment Strategies,” there is disclosure suggesting that the Fund can be entirely invested in derivatives. If the Fund invests more than 20% in derivatives, there should be a requirement that the underlying reference asset for any amount in excess of 20% would have to be a fixed income security denominated in the currency of local market.

           Response. The requested change has been made to the Fund’s Registration Statement. Please see the changes in the Prospectus.

           (d) In the last paragraph of the section entitled “More About Risks and Investment Strategies,” there is a discussion of temporary investment policies. Language should be added pointing out that the Fund’s investment objective may not be achieved while the Fund is invested in a temporary defensive position.

           Response. The requested change has been made to the Fund’s Registration Statement. Please see the changes in the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

           12. Comment. On page 2 of the Statement of Additional Information (“SAI”), there is good disclosure about how individual securities are selected. Consider moving the discussion to the Prospectus.

           Response. The disclosure has been added to the Fund’s Prospectus as discussed above in response to Comment #6(c). The Registrant believes that this information is also relevant to the discussion in the SAI, and therefore this disclosure still appears in the SAI. Please see the changes to the Prospectus. Please also see the Response to Comment #6(c) above.

           13. Comment. In the discussion of the Nominating and Corporate Governance Committee contained in the SAI, there is a reference to the Committee considering shareholder nominations. If this is the case, disclosure of the related shareholder procedures required by Item 17(b)(24) of Form N-1A should be included.

           Response. The requested disclosure has been added to the Fund’s Registration Statement. Please see the changes in the SAI.

           14. Comment. In the portfolio manager related disclosures, there is a footnote referring to each portfolio manager in the team. Is this applicable?

Ms. Linda Stirling March 1, 2010 Page 6

           Response. These references have been removed. Please see the SAI.

           15. Comment. Item 17(e) of Form N-1A requires disclosure of whether or not the Fund’s principal underwriter has adopted a code of ethics. Please include required disclosure.

           Response. The required disclosure has been added to the SAI and refers to the “Distributor,” which is the defined term in the SAI for the Fund’s principal underwriter.

           16. Comment. Item 19(h)(3) of Form N-1A requires that the address of the Fund’s custodian be included.

           Response. The requested disclosure has been added to the Fund’s Registration Statement. Please see the SAI.

*     *     *     *

Please address any questions you may have concerning this letter to me at (704) 339-3151. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Frederick H. Sherley

Frederick H. Sherley